Exhibit (h) (10)
AMENDMENT TO
MASTER SERVICES AGREEMENT
     AMENDMENT made as of the ___ day of May, 2008, between RIDGEWORTH FUNDS (formerly STI Classic Funds), a Massachusetts business trust (the “Trust”) and CITI FUND SERVICES OHIO, INC., an Ohio corporation, formerly known as BISYS Fund Services Ohio, Inc. (“Citi”), to that certain Master Services Agreement, dated July 16, 2004, between the Trust and Citi (as amended pursuant to amendments dated November 18, 2005, May 15, 2007, July 1, 2007, August 21, 2007 and as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
          WHEREAS, pursuant to the Agreement, Citi performs certain administration, fund accounting and transfer agency services for the investment portfolios of the Trust (individually referred to herein as a “Fund” and collectively as the “Funds”);
          WHEREAS, the parties wish to extend the term of the Agreement and make certain other changes to the Agreement;
          NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:
1.	Amendments.
(a)	All references in the Agreement to “BISYS” shall mean “Citi” and all references to Citi performing “Legal Services” shall mean “Regulatory Administration Services”.

(b)	The first sentence of the first paragraph of Section 6 is deleted and replaced with the following:
     “This Agreement shall continue in effect for a period of six (6) years, until July 31, 2010 (the “Initial Term”).”
(c)	The following is added after the first paragraph of Section 18:
     “Citi shall have the option, either alone or in conjunction with Citigroup, Citi’s ultimate parent corporation, or any subsidiaries or affiliates of Citigroup, to maintain self insurance and/or provide or maintain any insurance required by this Agreement under blanket insurance policies maintained by Citi or Citigroup, or provide or maintain insurance through such alternative risk management programs as Citigroup may provide or participate in from time to time (such types of insurance programs being herein collectively and severally referred to as “self insurance”), provided the same does not thereby decrease the insurance coverage or limits sets forth in Section 18. Any self insurance shall be deemed to contain all of the terms and conditions applicable to such insurance as required in Section 18. If Citi elects to self-insure, then, with respect to any claims which may result from incidents occurring during the Initial Term, such self insurance obligation shall survive the expiration or earlier termination of this Agreement to the same extent as the insurance required would survive.”
(d) Schedule E of the Agreement shall be amended by deleting the following:
“BISYS will annually waive a portion of the asset-based fees set forth on this Schedule E. Such waiver is expected to total approximately $150,000 to $300,000 annually.”
“BISYS will provide to the Trust the following publications of Financial Research Corporation:
Monitor, Mkt. Analyst, Sales Review
MF Views, Focus, Vision
Sub-Advis. Views, Focus, Vision
SMA/Alt. Views, Focus, Vision
Retirement Views, Focus, Vision
Va Views, Focus, Vision
The value of such publications is expected to total approximately $75,000 annually.”
(e) Schedule E of the Agreement shall be amended by adding the following:
“Citi agrees to provide the Trust with additional services and/or fee waivers of at least $950,000 per year. The services shall include the shareholder services listed on Schedule D expected to be approximately $275,000 per year; a subscription to AccessData for the benefit of the Trust as set forth in the Amendment to this Agreement dated November 18, 2005 expected to be approximately $125,000 per year; as well as certain of the Trust’s legal expenses as set forth on this Schedule E, expected to total approximately $250,000 to $350,000 annually.
Finally, Citi will annually waive a portion of the asset-based fees set forth on this Schedule E. Such waiver is expected to total approximately $200,000 to $300,000 annually.”
(f) Notwithstanding anything in the Agreement to the contrary, the parties agree that Citi shall not provide employees to serve as the Chief Executive Officer (or Principal Executive Officer) of the Trust.

2.	Representations and Warranties.
     (a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment, (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board of Trustees of the Trust (the “Board”), and (iii) that the Board has approved this Amendment.
     (b) Citi represents that it has full power and authority to enter into and perform this Amendment.
3.	Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.
     (b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

RIDGEWORTH FUNDS

By:

Name:

Title:

CITI FUND SERVICES OHIO, INC.

By:

Name:

Title: